Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2016

SI

17008567

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8-19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Dallosta 901-767-8940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Stree (Address) Greenville (City) SC (State) 29601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Dallosta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty & Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Executive Vice President
Title

[signature]
Notary Public

MATTHEW E. [...] STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Carty & Company, Inc. (the "Company") as of December 31, 2016, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 24, 2017

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$ 750,536
Receivables:	
Broker-dealers and clearing organizations	2,580,347
Officers, directors and employees	626,643
Securities owned, at fair value	8,214,510
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,116,940	50,239
Other assets	205,738
	$12,428,013

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 535,010
Payable to affiliate	728,053
	1,263,063
DEFERRED INCOME TAXES	6,937
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES H AND J)	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	9,030,241
	11,239,031
Less cost of 6,666 2/3 shares of treasury stock	81,018
	11,158,013
	$12,428,013

Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2016

REVENUE:	
Trading securities	$7,753,182
Commissions	88,396
Interest income	206,725
Other	9,211
	8,057,514
EXPENSES:	
Commissions	3,746,838
Employee compensation	1,732,036
Clearance to non-brokers	242,260
Occupancy	397,872
Communications	136,883
Interest	1,403
Regulatory expenses	231,049
Other general, administrative and operating expenses	1,147,180
	7,635,521
INCOME BEFORE INCOME TAXES	421,993
INCOME TAX EXPENSE:	
Current	130,279
Deferred	26,719
	156,998
NET INCOME	$ 264,995

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2016	$2,208,790	$8,765,246	$(81,018)	$10,893,018
Net income	-	264,995	-	264,995
Balance at December 31, 2016	$2,208,790	$9,030,241	$(81,018)	$11,158,013

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2016	$	-

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 264,995
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	30,351
Deferred tax expense	26,719
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organization	1,599,744
Securities owned	(2,391,464)
Net receivable from officers, directors and employees	(105,857)
Income tax refund receivable	202,675
Other assets	(91,487)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	172,722
Payable to affiliate	245,690
NET CASH USED IN OPERATING ACTIVITIES	(45,912)
DECREASE IN CASH	(45,912)
CASH AT BEGINNING OF YEAR	796,448
CASH AT END OF YEAR	$ 750,536

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:	
Interest	$ 1,403
Income taxes	$ 11,940

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Carty Financial Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Pershing, LLC to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are trading securities and valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts.

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2016 were $29,056.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes – Continued

In November 2015, the FASB amended the *Income Taxes* topic of the Accounting Standards Codification to simplify the presentation of deferred income taxes. Under the amended guidance, deferred tax assets and liabilities are required to be classified as noncurrent in a classified statement of financial position. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, with early adoption permitted as of the beginning of an interim or annual reporting period. The Company adopted the amended guidance for the year ended December 31, 2016, and applied the guidance retrospectively.

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs.

Events Occurring After Report Date

The Company has evaluated events and transactions for possible recognition or disclosure in the financial statements. There are no subsequent events requiring disclosure.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

U. S. government securities: Valued at the closing price reported in the active market in which the individual securities are traded.

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

	Fair Value Measurements on a Recurring Basis As of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Securities owned:				
Obligations of the U.S. Government	$ 418,264	$ -	$ -	$ 418,264
Obligations of states, counties and municipalities	7,135,448	592,095	-	7,727,543
Corporate obligations	68,508	-	-	68,508
Stocks and warrants	195	-	-	195
Total Securities Owned	$7,622,415	$592,095	$ -	$8,214,510

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	Payable
Deposits	$ 100,000	$ -
Due from clearing organization	2,480,347	-
	$2,580,347	$ -

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - INCOME TAX MATTERS

Net deferred tax liability consists of the following components as of December 31, 2016:

Deferred tax liability:	
Property and equipment	$(6,937)

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$129,975	$ (5,306)	$124,669
State and local	304	32,025	32,329
	$130,279	$ 26,719	$156,998

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2016 due to the following:

Computed "expected" tax expense	$143,478
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	11,603
Nontaxable income	(34,543)
State income tax expense, net of federal benefit	15,209
Other adjustments, net	21,251
	$156,998

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2016.

The Parent and the Company believe they are no longer subject to federal or state tax examinations by taxing authorities for years before 2013.

During 2016, the Company carried back a federal net operating loss, resulting in a refund of federal income taxes in the amount of $202,675.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $9,819,211, which was $9,569,211 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

NOTE G - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $56,426 to the profit sharing plan for the year ended December 31, 2016.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2027. The lease requires annual rental payments as follows:

Year Ending December 31:	Amount
2017	$ 356,953
2018	356,953
2019	358,127
2020	362,824
2021	367,521
Thereafter	2,203,949
Total	$4,006,327

During the year, the Company incurred building lease expense of $364,921.

The Company, in the normal course of its business, has matters involving regulations and procedures reviewed by FINRA, the SEC and other regulatory bodies. As of December 31, 2016, no items of material significance were outstanding as a result of such reviews.

NOTE I - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE K - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $5,478,874 in direct wage costs and payroll taxes to the Company.

NOTE L - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE M - COLLATERAL

Amounts that the Company has pledged as collateral for, which are not reclassified and reported separately, at December 31, 2016, consisted of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at fair value	$8,214,510

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2016

SCHEDULE I

Net capital:		
Total stockholder's equity		$11,158,013
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables - other	$626,643	
Furniture, equipment and leasehold improvements, net	50,239	
Other assets	103,493	780,375
Net capital before haircuts on securities positions		10,377,638
Haircuts on securities:		
Exempt securities	528,124	
Debt securities	30,273	
Other securities	30	558,427
NET CAPITAL		$ 9,819,211
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities, payable to affiliate		$ 1,263,063
AGGREGATE INDEBTEDNESS		$ 1,263,063
Computation of basic net capital requirement:		
Minimum net capital required		$ 250,000
Excess net capital		$ 9,569,211
Excess net capital at 1000%		$ 9,519,211
Ratio of aggregate indebtedness to net capital		.13 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2016 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

elliott davis decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Carty & Company, Inc.
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Carty & Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(ii) (the "exemption provisions") and *(b)* Carty & Company, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Carty & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 24, 2017

Carty & Company, Inc.'s Exemption Report

Carty & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule. 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most of recent fiscal year without exception.

____

Carty & Company, Inc.

I, John Dallosta, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
CFO

February 24, 2017

elliott davis decosimo

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Members
Carty & Company, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating Carty & Company, Inc.'s (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 24, 2017